[Latham & Watkins Letterhead]

June 5, 2009

VIA EDGAR AND FACSIMILE – (202) 772-9217

Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Michael Rosenthall, Division of Corporate Finance

Re:	Geron Corporation Registration Statement on Form S-3 (Registration No. 333-159288)

Ladies and Gentlemen:

     On behalf of Geron Corporation (the “Company” or “Geron”), we are hereby responding to the comments received by facsimile on June 4, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009 (the “Registration Statement”). For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

I.	General

	A.	As per the phone conversation between your counsel and The Staff on June 2, 2009, we have the below follow-up comments to our prior comment 1:

  We note that your Form 8-K filed February 12, 2009 states, “On November 27, 2008, Geron Corporation (the “Company”) announced that…” Please clarify how and when the company made this announcement.

  Response: The Company announced the decision of the Enlarged Board of Appeals of the European Patent Office (“EPO”) regarding the G0002/06 case via a press release issued on November 27, 2008. Although the G0002/06 case relates to a patent family that is licensed by the Company, the Company was not a direct party to this case.

  Please provide an analysis supporting your belief that the information in your Form 8-K filed February 12, 2009 is not material and was timely filed such that it meets the requirements for you to be eligible to file on Form S-3.

Response: Although the above-referenced EPO decision relates to a patent family that is licensed by the Company, the decision by the EPO does not directly address the patentability of the subject matter in the Company’s intellectual property filings and therefore the Company determined that in its judgment the decision does not have a material impact on its business, financial condition, results of operations or intellectual property rights. Consequently, the Company does not believe that the announcement of the EPO decision was a material disclosure for purposes of its filings under the Securities Exchange Act of 1934, as amended.

The Company’s disclosure of the EPO decision was an exercise of its discretionary ability to file additional disclosures pursuant to Item 8.01 of Form 8-K. The Company elected to file disclosure related to the EPO decision in order to provide a recent example of the myriad of intellectual property actions that may affect the Company’s intellectual property rights. Because the disclosure was discretionary, complementary to the Company’s other filings and not material to the Company’s business, the disclosure was timely filed consistent with applicable Form 8-K rules.

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     Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder
of LATHAM & WATKINS LLP

cc:	Thomas B. Okarma, Geron Corporation
David L. Greenwood, Geron Corporation
Olivia Bloom, Geron Corporation
Andrew Good, Geron Corporation
Alan C. Mendelson, Esq., Latham & Watkins LLP